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                                                         COMMISSION FILE NUMBER
                                                                      001-12966

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check  One): [X] Form 10-K and Form 10-KSB  [ ] Form  20-F [ ] Form  11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: March 31, 2001

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

insci-statements.com, corp.
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Full Name of Registrant:

Insci Corp.
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Former Name if Applicable

2 Westborough Business Park
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Address of Principal Executive Office (Street and Number)

Westborough, MA 01581
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City, State and Zip Code
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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant has had a recent significant change in senior management and consequently has experienced a delay in closing its books for the most recently completed fiscal year. This delay was attributed to the integration of new management and efforts spent in seeking new financing for the Company. The new management is now working to finalize year end results as soon as practicable and complete the 10-KSB filing along with an update of current events including the Company's financing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Joseph A. Baratta            212                  750-9700
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                 (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
      [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates that it will show a net loss of approximately $17.5 million for the fiscal year ended March 31, 2001 as opposed to a net loss of approximately $9.5 million for the prior fiscal year ended March 31, 2000. The anticipated change in net loss can primarily be attributable to an $8.9 million restructuring charge due to the Registrant's change in strategic direction and the closing of three of its subsidiaries.

                           insci-statements.com, corp.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2001                       By:  /s/ Henry Nelson
                                              --------------------------------
                                              Henry Nelson,  President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).